PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Exploration Update -- Summer / Fall 2006

September 5, 2006, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to update our shareholders on our projects.

Exploration Highlights:

River Valley PGM Project, Sudbury, Ontario

  Phase 9A $1.1 million program with mapping, grid and geophysical programs now underway with the objective of extending PGM mineralized horizons.

Goodnews Bay Platinum Project, Alaska

  Evaluation program has included the establishment of a base camp, checking and extending previous soil sampling, and sampling the Susie Mountain complex to determine the extent of PGM content.

West Timmins Nickel Project, Timmins, Ontario

  The joint PFN / Falconbridge deep EM pulse survey is well underway, with the objective of outlining further drill targets. Sections with Initial results from the survey are now being evaluated.

River Valley PGM Project, Sudbury, Ontario

Phase 9A $1.1 million

Anglo Platinum
Pacific North West Capital Corp.
N
W
E
S
Huronian
Archean
Current Resource Calculation - 30.5 Million tonnes containing 1.34 Million Ozs of 3E (Pt, Pd, and Au) using a cut-off of 0.7 g/t
Dana Zone
Lismer Zone
Varley Zone
RVI
Phase 9a Priority Areas
0
1,000
2,000
3,000 m
ANGLO PLATINUM
SYMBOL: PFN
TSX
OTCBB: PAWEF
PACIFIC NORTH WEST CAPITAL CORP.
RIVER VALLEY PROJECT
Sudbury Area, Ontario, Canada
Phase 9a Priority Areas

The exploration programs this summer have focused on defining new Platinum-Palladium (PGM) mineralization within the River Valley Mafic Intrusion (RVI).  These ongoing programs include: 1) mapping, to better understand the structural controls of the intrusive stratigraphy and thus be able to extend new zones discovered in 2005 fieldwork; 2) prospecting and sampling to locate new mineralization as well as to provide definition of the zones.  The nature of this mineralization is such that it requires dense sampling of the host rocks:  3) soil geochemistry to indicate new PGM zones as well as to provide evidence for their strike extent; 4) geophysics (Mag. IP, Gravity) surveys to better understand the RVI, as well as provide specific drill targets within the RVI.

Field programs will continue into the fall at which time a new diamond drill phase will be proposed to test new zones.

The River Valley PGM Project is a 50/50 Joint Venture with Anglo American Platinum Corporation Limited ("Anglo Platinum") the world's largest producer of platinum.  Anglo may earn 60% by completing a feasibility study and a 65% interest by funding it through to production. PFN is the Project Operator.

News Release

September 5, 2006

Goodnews Bay Platinum Project, Alaska

Barrow
Deadhorse
CANADA
Fairbanks
Nome
Hooper Bay
Anchorage
Bering Sea
Juneau
Goodnews Bay
Gulf of Alaska

Evaluation of the Goodnews Bay Platinum Project in Alaska, on which PFN acquired a 100% working interest on April 12, 2006, commenced in July.  The objective of this initial program is to evaluate current drill targets in order to prioritize a proposed drill program.  The program field work concentrated on collection of “top of bedrock” soil auger over a 2.5 km by 2.5 km area of the Susie Mt. ultramafic complex. In the area previous rock and soil sampling had returned + 1 gpt Pt values.  Previous soil sampling did not accurately test the PGM distribution in bedrock.  In addition to the Susie Mt. soil and rock sampling effort, time was spent collecting composite heavy mineral concentrates from streams draining the Red Mt. Massif.

Goodnews Bay -- Regional Geology

The Goodnews Bay Project covers the ultramafic platinum complexes located near the village of Platinum on the west coast of Alaska.  The village has a public airstrip, and the region has year round ice-free tidewater.  PFN acquired a 100% working interest in a long-term lode exploration and mining lease with Calista Corporation, which encompasses an area of interest comprising about 82 square miles (212 square kilometres). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum.

West Timmins Nickel Project, Timmins, Ontario

The West Timmins Nickel Project is an option/joint venture with Falconbridge Limited. Covering 355 sq. km (87,720 acres) and located approximately 60 km west of Timmins, Ontario, the project is situated within the Montcalm Mafic Intrusive Complex (MFI), immediately adjacent to Falconbridge's new Montcalm nickel mine (proven and probable resources of 4.5 mil. tonnes grading 1.46% nickel and 0.68% copper).

The results from the deep pulse EM survey that covers ground over the mine property as well as the adjoining West Timmins ground approximately 3 kilometres to the south is being reviewed by Falconbridge’s geophysicist. Interpreted deep magnetic features from the airborne data have indicated zones below 200+ metres.  Some of these targets have a similar magnetic signature as has been noted over the Montcalm Mine mineralization.  These are the targets for evaluation with the EM survey. The new interpretation is expected to result in a proposal for diamond drill program for later in the year to test associated conductive and magnetic anomalies. PFN has spent $1.6 million to-date, year 1 and year 2 commitments have been met.

SOQUEM COOPERATION AGREEMENT

The first phase of the SOQUEM - PFN Cooperation Agreement (Taureau Project) has commenced.  The program will evaluate PGM mineralized mafic intrusion for PGM mineralization within the province of Quebec.  SOQUEM is acting as manager of the 50/50 Cooperation Agreement. (Refer to August 1, 2006 press release)

The $250,000 program is expected to be completed by the end of the year at which time more specific detailed project programs are expected to be proposed.

SOQUEM INC. is a wholly owned subsidiary of the Société générale de financement du Québec.

News Release

September 5, 2006

Major Acquisition Program Underway

PFN is currently working to acquire new projects and negotiate strategic alliances and joint ventures in Alaska, Ontario, Quebec, Manitoba, and Latin America.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program was recently completed and a joint pulse EM survey is now underway.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $2.8 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

September 5, 2006